 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Unionized workers at Tasiast return
following brief work stoppage

Toronto, Canada, May 20, 2011 – Kinross Gold Corporation said today that a brief work stoppage at its Tasiast gold mine in Mauritania on May 19th had ended.  Normal operations at the site have resumed and all unionized workers are back to work following the resolution of certain issues related to working conditions and pay. Constructive dialogue with the union is continuing with the aim of improving working conditions to Kinross standards, and to negotiating a collective agreement with unionized employees. Production at Tasiast was not affected by the work stoppage, which lasted less than a day. In the first quarter of 2011 Tasiast produced 51,321 gold equivalent ounces.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States and employs approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com